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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                           ---------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

CUSIP Numbers 36114F103, 36114F202                    SEC File Number 000-50728

       Date of Report (Date of earliest event reported):  November 14, 2005

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

For the Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________



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Part I.    REGISTRANT INFORMATION

Full Name of Registrant:

Futures Portfolio Fund, Limited Partnership

Address of Principal Executive Office (Street and Number):

Steben & Company, Inc.
2099 Gaither Road, Ste. 200
Rockville, MD 20850

Part II.   RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Futures Portfolio Fund, Limited Partnership's (the "Fund") third quarter financial statements, for the period ended September 30, 2005 have not yet been finalized.

Upon completion of the Fund's third quarter 2005 financial statements, the Fund's quarterly report for the quarter ending September 30, 2005 will be completed and filed with the Securities and Exchange Commission on Form 10-Q.



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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Barbara Rittenhouse             240                       631-9808
     Pierre McDonnaugh               240                       631-9808
          (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                  Futures Portfolio Fund, Limited Partnership
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005


/s/ Barbara Rittenhouse
-----------------------------
By: Barbara Rittenhouse
Comptroller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),



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evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.